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September 17, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         RE: OPTICARE HEALTH SYSTEMS, INC., A DELAWARE CORPORATION
             FORMERLY KNOWN AS SARATOGA RESOURCES, INC.
             COMMISSION FILE NO. 1-15223

Gentlemen:

We have read Item 4 of the Current Report on Form 8-K/A-2 dated August 13, 1999, of OptiCare Health Systems, Inc. (formerly known as Saratoga Resources, Inc.), a Delaware corporation, and we are in agreement with the statements contained in paragraphs (a) (i), (ii) and (iv). Please note that Ernst & Young LLP (Raleigh,
NC) has issued a modified report on PrimeVision Health, Inc., a Delaware corporation, which is now a wholly owned subsidiary of OptiCare Health Systems, Inc. We have no basis to agree or disagree with other statements of the registrant contained therein.


                                                     /s/ Ernst & Young LLP